SMART SAND RESOURCE PROPERTIES NEW AUBURN PROPPANT SAND PROPERTY AND HIXTON GREENFIELD PROPERTY Jackson and Barron Counties, Wisconsin Prepared For SMART SAND, INC. By John T. Boyd Company Mining and Geological Consultants Pittsburgh, Pennsylvania, USA Report No. 3555.023 JANUARY 2022

John T. Boyd Company Mining and Geological Consultants January 31, 2022 File: 3555.023 Mr. Lee Beckelman Chief Financial Officer Smart Sand, Inc. 1725 Hughes Landing Blvd, Suite 800 The Woodlands, TX 77380 Subject: Smart Sand Resource Properties New Auburn Proppant Sand Property and Hixton Greenfield Property Jackson and Barron Counties, Wisconsin Dear Mr. Beckelman: This Summary Report provides John T. Boyd Company’s (BOYD) review of Smart Sand, Inc.’s (Smart Sand) New Auburn (NA) proppant sand property located in Barron County, Wisconsin and the Hixton Greenfield Property (Hixton) located in Jackson County, Wisconsin. As shown in Figure 1, following this text, the subject properties are in close proximity to one and other and both contain the Wonewoc Formation frac sand resources. This report provides an estimate of the (in-place) Resources as of December 31, 2021. This technical report summary was prepared for Smart Sand in support of their disclosure of frac sand resources for the New Auburn Mine and Hixton greenfield property in accordance with S-K 1300 Regulations. Smart Sand is a publicly traded corporation listed on the NASDAQ (SND) with headquarters in The Woodlands, Texas. 1.0 Introduction and Overview Smart Sand retained BOYD to prepare a SEC-compliant technical report summary to support their disclosure of frac sand resources and reserves following S-K 1300 requirements. Chairman James W. Boyd President and CEO John T. Boyd II Managing Director and COO Ronald L. Lewis Vice Presidents Robert J. Farmer Matthew E. Robb John L. Weiss Michael F. Wick William P. Wolf Managing Director - Australia George Cumplido Managing Director - China Jisheng (Jason) Han Managing Director – South America Carlos F. Barrera Managing Director – Metals Gregory B. Sparks Pittsburgh 4000 Town Center Boulevard, Suite 300 Canonsburg, PA 15317 (724) 873-4400 (724) 873-4401 Fax jtboydp@jtboyd.com Denver (303) 293-8988 jtboydd@jtboyd.com Brisbane 61 7 3232-5000 jtboydau@jtboyd.com Beijing 86 10 6500-5854 jtboydcn@jtboyd.com Bogota +57-3115382113 jtboydcol@jtboyd.com www.jtboyd.com

2 JOHN T. BOYD COMPANY After thorough discussions with Smart Sand management concerning the subject properties and the new SK-1300 reporting requirements, management has decided to categorize the currently idled New Auburn Mine and Hixton Greenfield Property as resource properties. This report reviews these two resource properties. BOYD has previously prepared reserve reports for both the New Auburn Mine (3555.018, February 2021) and Hixton Greenfield project (3555.004, August 2014) and classified the properties as containing reserves both proven and probable. However, based on the current challenging economic climate pertaining to the demand and pricing for the products produced at these sites, it was decided to classify the reserves (proven and probable) as resources (measured and indicated) for current reporting purposes. It should be noted that this classification is based solely on the current and short-term future projections of market conditions. This classification is subject to change in the future should market conditions warrant. Additionally, it should be clear that the change in classification from reserve to resource has nothing to do with the amount of exploration and geoscientific information available at each site. The individuals primarily responsible for this audit and the preparation of this report are by virtue of their education, experience, and professional association considered qualified persons as defined in Subpart 1300 of Regulation S-K. Neither BOYD nor its staff employed in the preparation of this report have any beneficial interest in Smart Sand, and are not insiders, associates, or affiliates of Smart Sand. The results of our resource estimate and subsequent audit were not dependent upon any prior agreements concerning the conclusions to be reached, nor were there any undisclosed understandings concerning any future business dealings between Smart Sand and BOYD. This report was prepared in return for fees based upon agreed commercial rates, and the payment for our services was not contingent upon our opinions regarding the project or approval of our work by Smart Sand and its representatives. 2.0 Resource Summary Smart Sand controls an estimated 214.9 million tons of in-place resources at these subject sites. Resources are defined as the raw, in-place sand that has not yet been mined or processed into finished product. Although these resources cannot be currently classified as reserves, if mined and processed into finished product, approximately 159.5 million tons of additional saleable material may be realized from these resources.

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RESOURCES: as of December 31, 2021

	Resource Tons (000s)		
	Measured	Indicated	Total
New Auburn*	66,164	7,961	74,125
Hixton Greenfield	140,774		140,774
*idle			214,899

3.0 New Auburn Mine

3.1 Location and Background

The NA property is located in the Town of Dovre, about 3 miles northwest of the Village of New Auburn in Barron County, Wisconsin. As shown in Figure 2, the property is both owned in fee and leased, and encompasses approximately 834 acres. Of the total acreage, approximately 535.8 is available for resource extraction. Of this, 420 acres are owned and 115.8 acres are leased. The property is underlain by Wonewoc Sandstone, a rock type utilized to produce premium Northern White quality sand. The mine was acquired by Smart Sand in September 2020 along with the sister Utica, Illinois operation from Eagle Materials. The NA operation has remained idle since the purchase as a result of the challenging economic climate for Northern White Sands. There are no plans to open the facility in the short-term, but energy markets can change abruptly and the facility is on standby if needed.

3.2 Geology

The NA property is underlain by the Wonewoc Formation, one of the most extensively mined frac sand deposits in Wisconsin. The Wonewoc Formation is of Cambrian age and consists of two members: the overlying Ironton Member and the underlying Galesville Member. Both members are typically white, well sorted, subrounded to rounded orthoquartzites that typically exhibit a monocrystalline grain structure lending to the high compressive strength these sands exhibit in laboratory testing. The Wonewoc sand formation is well accepted and has a “branding” distinction recognized by many of the well service companies in many of the energy basins.

Drilling data provided on the NA property indicate the mineable sand deposit ranges in thickness from approximately 22 ft to 102 ft. The mineable sand interval on this property averages approximately 54 ft thick. The overburden within the mining area ranges in thickness (depth) from 0 ft to 158 ft in areas of high relief, averaging 38.5 ft in thickness throughout the property. In areas near the sand outcrop, the overburden is shallow and can be removed without drilling and blasting using conventional excavating equipment. In areas under the highest topography, the overburden will most likely become competent (harder) and require drilling and blasting before excavation.

JOHN T. BOYD COMPANY

4 JOHN T. BOYD COMPANY 3.3 Prior Exploration Data Based on information provided by Smart Sand, we noted that there appeared to be two drilling programs undertaken by a previous owner of the property. A total of 37 holes (26 from the first program and 11 from the second program) were drilled to define the subsurface lithology and to recover samples to test for the quality of the NA sand resource. BOYD notes that five of these holes were stopped early and not drilled through the total thickness of the sand. As such, they were not used in the model to estimate the sand resource, but were used for overburden thickness data. Results of available drilling and associated laboratory testing are the principal source of information used to define the extent, tonnage, and quality of sand underlying the NA property. Smart Sand provided BOYD with a StimLab Report (dated August 29, 2018), which provides an API analysis on samples received by them on August 9, 2018. This was the only API analysis provided. 3.4 Geologic Model Smart Sand provided BOYD with available drill hole data and laboratory grain size and API results. This information was used to compile a database for geologic modeling of the NA sand deposit. Aerial survey data, from a July 24, 2020 flight, was also provided and used to determine the extent of mining to that date. BOYD notes that based on Eagle Materials production data obtained from Smart Sand, there was not mining activity on the property from July 24, 2020, to present; as such, no adjustments were required to be made for depletion through the date of estimation of December 31, 2021. The model output was used to determine the estimated remaining resource quantities and sand product distribution throughout the property. 3.5 Sand Quality A review of the available drill hole analysis indicates the NA property is underlain by a Northern White grade sand deposit that is predominately medium to coarse in grain size. Based on the StimLab Report, the samples were screened and testing performed on the 30/50-mesh, 40/70-mesh, and 100-mesh product sizes. The results of the testing are as follows: Sample Product Size (mesh size increment) Result- Acceptable Maximum “K-value” Well Pressure (psi) According to ISO/API Standards 30/50 7,000 40/70 8,000 100 No Test Performed

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Summary of Select ISO/API Test Parameters and Associated Specification Limits

Test	30/50-mesh		40/70-mesh		100-mesh	
	Result	Limit	Result	Limit	Result	Limit
Roundness	0.7	0.6 ≥	0.7	0.6 ≥	NTP	0.6 ≥
Sphericity	0.7	0.6 ≥	0.7	0.6 ≥	NTP	0.6 ≥
Turbidity (NTU)	21	≤ 250.0	21	≤ 250.0	35	≤ 250.0
Acid Solubility (%)	1.0	≤ 2.0	1.2	≤ 3.0	NTP	≤ 3.0
K-Value (psi)	7,000	*	8,000	*	NTP	

NTP: No Test Performed by StimLab, as not requested by Northern White Sand, LLC
* Falls within or is greater than typical K Value range.

Based on our experience, these results are indicative of (consistent with) high quality Northern White sand mined and processed from the Wonewoc Formation in this area of Wisconsin.

3.6 Resource Estimate and Classification

The product size distribution data, obtained from Smart Sand, were compiled into a database for use in modeling the quality (product size distribution) of the mineable sand underlying the NA property. The defined mineable resource area is shown on Figure 2.

The mineable area within the property boundary was initially defined by applying a 50-ft offset inside of the entire property boundary line. Wet processing areas, fines ponds, and storm runoff ponds were delineated and excluded from the mineable portion of the property. Final pit highwalls were then defined by applying an 80-degree slope around the perimeter of the remaining mineable area, from the top of the sandstone interval to the bottom of the sandstone interval. Additionally, two areas within the NA property boundary were excluded, as there were insufficient data available to evaluate resource potential: (1) an isolated tract (two parcels) on the north side of 2nd Avenue, and (2) a small area in the northwestern corner of the main property that becomes isolated due to a stream that bisects the property. Minimal additional drilling and testing would be required to define sand resource occurrence underlying these currently unexplored areas.

Available drilling data are used to establish the top and bottom of overburden and mineable sandstone intervals in the geologic model of the deposit. The model then generates the volumes of mineable sandstone resources and overlying overburden. An in-place sandstone density of 3,200 lbs per cubic yard (dry) was utilized to convert the sand volume to tons.

JOHN T. BOYD COMPANY

6 JOHN T. BOYD COMPANY A summary of the calculated mineable sandstone resources and overburden volume follows: Mineable Acres: 536 Thickness of the Mineable Sandstone (ft) Range: 22 – 102 Average: 53.6 In-Place Resources (tons -000): 74,125 Overburden Volume (million cu yds) 21.5 Resources within the NA property were estimated using Carlson geological modeling software, which is a modeling software package widely used and accepted in the mining industry throughout the United States. Mineral resources are typically classified by confidence levels based on the level of exploration and assurance from geologic knowledge of the deposit. All of the resources underlying NA are classified as Measured or Indicated as listed in Section 2.0 of this report. The definitions of the relevant categories and subdivisions follow:  Mineral Resources - concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, quality, and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity, and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence, sampling, and knowledge. Mineral Resources are sub-divided in order of increasing geological confidence into Inferred, Indicated, and Measured categories. a. Inferred Mineral Resources - that part of a Mineral Resource for which tonnage, grade, and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence, sampling, and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes, which is limited or of uncertain quality and reliability. b. Indicated Mineral Resources - that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade, and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling, and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed. c. Measured Mineral Resources - that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade, and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling, and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings,

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and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

3.7 Existing Operation

The NA operation, which has been idle since the acquisition, is capable of producing 20/40-mesh, 30/50-mesh, 40/70-mesh, and 70/140-mesh (100-mesh) frac sand products. According to Eagle Materials's 10-Ks, the mine produced 2.0 million tons per year (Mtpy) in FY2018, 1.7 Mtpy in FY2019, and 0.4 Mtpy in FY2020. In addition, the wet plant has a production capacity of 2.8 Mtpy and the two dry plants have a combined capacity of 1.9 Mtpy. The washed product material from the wet plant is trucked approximately 4.5 miles to the to the dry plant, which is located adjacent to State Route 53, for further processing (drying). The dry plant has rail access via a short line, which connects with the mainline of the Union Pacific (UP) railway. The mine and wet processing plant will generally operate between seven to nine months annually due to cold weather conditions during the winter season. However, the dry plant facility is capable of producing sand products year-round with the dry processing and loading operations scheduled for continuous (24/7) operation. This information is summarized in the table below.

Tons Mined, Wet Plant and Dry Plant Capacities

10-K Reports*			Capacity (000 tons)**	
Period Ending	Fiscal Year	Tons Mined (000)	Wet Plant	Dry Plant
March 31, 2018	FY 2018	2,000	2,800	1,900
March 31, 2019	FY 2019	1,700	2,800	1,900
March 31, 2020	FY 2020	430	2,800	1,900

* Eagle Materials Inc.

** Throughput Plant Feed Capacity.

4.0 Hixton Greenfield Property

4.1 Location and Background

Smart Sand's Hixton greenfield property is located approximately 2.5 miles southwest of the village of Hixton, in Jackson County, Wisconsin, and 38 miles southeast of Eau Claire, Wisconsin. The 832-acre property is bisected into a north block (637 acres) and a south block (196 acres proposed for infrastructure). The resource area is located in the property's north block and consists of an estimated 444 mineable acres (approximately 70% of the northern block/parcel. Smart Sand owns 100% of the mineral rights and 100% of the surface rights to the entire subject property. Please refer to Figure 1 for the location. The property has had no prior mining operations and has a MSHA identification number (4703745) which was assigned in 2015.

JOHN T. BOYD COMPANY

8 JOHN T. BOYD COMPANY 4.2 Geology The Hixton property is underlain by the Wonewoc Formation, one of the most extensively mined frac sand deposits in Wisconsin. The Wonewoc Formation is of Cambrian age and consists of two members: the overlying Ironton Member and the underlying Galesville Member. Both members are typically white, well sorted, subrounded to rounded orthoquartzites that typically exhibit a monocrystalline grain structure lending to the high compressive strength these sands exhibit in laboratory testing. The Wonewoc sand formation is well accepted and has a “branding” distinction recognized by many of the well service companies in many of the energy basins. The surface of the Hixton property is overlain by topsoil and a weathered, clayey layer of material, which averages 20 ft to 25 ft in thickness. Beneath this material is the Wonewoc Formation. Within the property, the surface topography is predominately flat lying except for the western portion of the property where the surface elevation increases as a series of bluffs are present. Grain size distribution of the upper half of the deposit shows a tendency to be a primarily finer grained product than the lower half of the deposit which shows an overall coarser product. Structure of the Wonewoc Formation, on the Hixton property, appears to be flat lying with no evidence of faulting or other geologic features. Total thickness of the Wonewoc Formation contained on the property was not determined as the average drilling depth of 140 ft to 150 ft indicated that the sand deposit was present throughout the entire depth of the drilling. As the drilling stopped while still in the sandstone formation, the potential occurrence of Wonewoc Sandstone strata below the base of the drill hole depths has not been included in this report. 4.3 Exploration Data Between 2011 and 2014, six exploration holes were drilled on the property. The drilling and sampling were performed on all six exploration core holes by Soils and Engineering Services (SES) from Madison, Wisconsin, under the supervision of Smart Sand staff. The placement of the six exploration drill holes was distributed throughout the site. The holes were drilled utilizing the air rotary drill to a depth of approximately 150 ft. Sampling of the cuttings from each core hole was typically completed on 10-ft increments, beginning near the bottom of the weathered, clayey overburden interval, and continuing through the entire depth of each hole. The samples were delivered to the Smart Sand laboratory at the Oakdale, Wisconsin facility where they performed the wash tests and grain size (gradation) analysis. In addition, the Smart Sand laboratory prepared

9 JOHN T. BOYD COMPANY composite samples which were sent to Stim-Lab, LLC in Duncan, Oklahoma for API RP 19C/ISO 13503-2 proppant sand characteristic testing. 4.4 Geologic Model BOYD independently prepared estimates of in-place frac sand resources for the Hixton property by performing the following tasks. Please refer to Figure 3 for the defined resource area. 1. The property is bisected into two blocks (northern and southern). Smart Sand designated the northern block as the mineable resource area for the Hixton property, and the southern block for operating infrastructure (plants, storage, rail loadout, other). 2. The geologic database utilized for modeling and estimation consists of results of six drillholes: four holes from their 2011 drilling program and two holes drilled in 2014 that were recommended by BOYD. The geologic data were imported into Carlson Software, a geologic modeling and mine planning software suite that is widely used and accepted by the mining industry. 3. A geologic model of the deposit was created in Carlson Software using industry-standard grid modeling methods well-suited for simple stratigraphic deposits. The geologic model delineates the top and bottom of the mineable sand horizon and the distribution of the product size fractions across the deposit. The top and bottom of the mineable frac sand interval were established as follows: a. From the drilling data, the overburden within the resource area averages 20 ft to 25 ft in thickness over the resource property. The top of the mineable sand interval was defined as the Wonewoc sand formation below the overburden. b. Drilling on the property extended to an average depth of 140 ft to 150 ft. The sand deposit was present at the bottom of those holes. The bottom elevation of the holes ranged from 772 mean sea level (msl) to 867 msl, and as such mark to the bottom of the mineable frac sand interval. c. The sand formation extends below the mineable frac sand interval, as defined by the drilling depths of the six holes, however, no sand below the bottom of the mineable frac sand interval was included in this report, even though historically this formation has been mined to greater depths than examined herein. In the future, the deeper sand material could be evaluated for resource/reserve consideration if additional exploration work is conducted as to define the presence and extent of these deeper potential sand resources. 4. After reviewing the continuity and variability of the deposit, the entire mineable area was classified as a Measured Resource. 5. BOYD applied the following setback requirements: a. 50-ft offset was applied adjacent to all property lines. b. 100-ft offset was assigned adjacent to Highway 95.

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c. Any site infrastructures were eliminated from the resource areas.

6. In-place volume for the proposed northern mining block was calculated from the geologic model within Carlson Software. A dry, in-place, sandstone density of 118.5 pounds per cubic foot was used to calculate the in-place tonnage of frac sand.

4.5 Sand Quality

The results of select laboratory testing performed in 2011 on select core samples are presented below.

November 2011 - Average API/ISO Test Results By Product Size (from 4 bore holes)

Test	20/40-mesh	30/50-mesh	API RP19C Specification	Result 40/70-mesh	API RP19C Specification
Sphericity	0.7	0.6 - 0.7	≥ 0.6	0.7	≥ 0.6
Roundness	0.6 - 0.7	0.6 - 0.7	≥ 0.6	0.6	≥ 0.6
Acid Solubility (%)	Not Tested	Not Tested	≤ 2.0	Not Tested	≤ 3.0
Turbidity (NTU)	Not Tested	Not Tested	≤ 250	Not Tested	≤ 250
K-Value (000 psi)	5	4 - 7	No Spec	4 - 8	No Spec
Number of samples	8	11	NA	11	NA

The composited sample testing suggested that the Hixton property could produce frac sands which meet minimum API/ISO recommended testing characteristics.

Sieve testing to determine an estimate for the particle size distribution is as follows:

Average In-Place Partice Size Distribution

% Retained by Mesh Size

20/40	40/70	70/140	+20 & -140
20.54	32.04	19.42	28.00

The 28% (+20&-140-mesh) is generally classified as the waste product that does not fall within typical frac sand size requirements.

4.6 Resource Estimate and Classification

Based on the methodology discussed in Section 4.4 above, the estimated reportable frac sand resources controlled by Smart Sand within the defined boundaries of the northern block of the Hixton property are presented as follows:

Hixton Property as of December 31, 2021	
Measured Resource Tons (000)	140,774

JOHN T. BOYD COMPANY

11 JOHN T. BOYD COMPANY Resources within the Hixton property were estimated using Carlson geological modeling software, which is a modeling software package widely used and accepted in the mining industry throughout the United States. Mineral resources are typically classified by confidence levels based on the level of exploration and assurance from geologic knowledge of the deposit. The borehole spacing employed in the drilling of the northern block of the property ranged from 1,800 ft to 3,000 ft (radius of between 900 ft to 1,500 ft). In addition, the Wonewoc Formation has a history of mining in the area of the Hixton property. This information coupled with the known structural and quality information on the Wonewoc Formation in the area and Hixton property exploration data enabled the Qualified Person to set a Normal Maximum Spacing Requirement of 3,000 ft for a Measured Resource Classification for the Hixton property. The Qualified Person has determined that all of the estimated frac sand resources within the northern block of the Hixton property can be classified as Measured Resources, and BOYD is of the opinion that there is a low degree of uncertainty associated with this measured resource classification. The definitions of the relevant categories and subdivisions follow:  Mineral Resources - concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, quality, and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity, and other geological characteristics of a Mineral Resource are known, estimated, or interpreted from specific geological evidence, sampling, and knowledge. Mineral Resources are sub-divided in order of increasing geological confidence into Inferred, Indicated, and Measured categories. a. Inferred Mineral Resources - that part of a Mineral Resource for which tonnage, grade, and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence, sampling, and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes, which is limited or of uncertain quality and reliability. b. Indicated Mineral Resources - that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade, and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling, and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

12 JOHN T. BOYD COMPANY c. Measured Mineral Resources - that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade, and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling, and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes. The locations are spaced closely enough to confirm geological and grade continuity. 5.0 Report Qualifications Our review has been completed and is intended to provide our independent professional opinions on the quantity and quality of resource underlying the NA and Hixton properties, and our comments on the mine and plant operations. The opinions expressed herein are based on data provided by Smart Sand, including the drilling data and laboratory test results, and BOYD’s extensive frac sand experience. Mineral mining and processing is a unique and specialized industry. The competency of BOYD as a consultancy and the principal staff assigned to this project are well established by:  Reputation and experience developed over the 75-plus years of company existence.  Educational and work background of individuals completing work under this engagement.  Recognition and acceptance of BOYD’s senior management and staff as individual experts in minerals valuation in numerous county, state, and federal (US) courts, as well as international venues.  Experience with review and valuation of numerous major US industrial sand producers. While we do not warrant the findings and conclusions in any manner, we believe they are reasonable and realistic. BOYD certifies that, to the best of our knowledge and belief:  The statements of fact contained in this report are true and correct.  The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our impartial and unbiased professional analyses, opinions, and conclusions.  We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest with respect to the parties involved.  We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

13 JOHN T. BOYD COMPANY  Our engagement in this assignment was not contingent upon developing or reporting predetermined results.  Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.  No one provided significant professional assistance to the persons signing this report. In preparing this report, we have assumed property ownership, drilling, quality testing, environmental, and plant/process information provided by Smart Sand were prepared by competent staff and are accurate. Such information was accepted as presented; any misrepresentations, errors, and/or omissions in the provided data could change the BOYD findings presented herein. Opinions expressed are subjective in nature and are based on the knowledge and experience of the BOYD staff and management. Following this page are: Figures 1: General Location Map 2: Property Control Map and Resource Areas New Auburn Property 3: Property Map and Resource Area Hixton Proppant Sand Property Respectfully submitted, JOHN T. BOYD COMPANY By: John T. Boyd II President and CEO Q:\ENG_WP\3555.021 - SS S-K 1300\WP\RPT\Section III\Smart Sand - Resource Properties.docx